UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLEGIANT BANCORP, INC. 401(K) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

National City Corporation [1]

[1] Allegiant Bancorp, Inc. was merged into National City Corporation effective April 9, 2004. National City Corporation's principal executive office is located at 1900 East Ninth Street, Cleveland, Ohio 44114. National City Corporation assumed the Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan, and all of the shares of Allegiant Bancorp, Inc. common stock in the Plan were converted to shares of National City Corporation common stock effective with the merger.

REQUIRED INFORMATION

Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A. The following financial statements and supplemental schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1. Statements of Net Assets Available for Benefits - December 31, 2004 and 2003

2. Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2004

3. Notes to Financial Statements for the Year Ended December 31, 2004

4. Schedule of Assets (Held at End of Year)

B. The following exhibit is filed as part of this annual report:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, National City Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ALLEGIANT BANCORP, INC. 401(K) PROFIT SHARING PLAN

Date: June 17, 2005

By: [signature]

Jon N. Couture, Senior Vice President of National City Corporation, administrator of the Allegiant Bancorp, Inc. 401(K) Profit Sharing Plan

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan
Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Allegiant Bancorp, Inc.
401(k) Profit Sharing Plan

Audited Financial Statements
and Supplemental Schedule

December 31, 2004 and 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Trustees
Allegiant Bancorp, Inc.
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 10, 2005

Allegiant Bancorp, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31	
	2004	**2003**
Assets		
Investments, at fair value	**$ 16,606,132**	$ 17,954,081
Employer contributions receivable	**237**	–
Net assets available for benefits	**$ 16,606,369**	$ 17,954,081

See notes to financial statements.

Allegiant Bancorp, Inc.
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Net investment income:	
Net appreciation in fair value of investments	**$ 1,622,905**
Dividends and interest	**418,465**
	2,041,370
Contributions:	
Employer	**570,335**
Employee	**1,024,135**
	1,594,470
Benefits paid to participants	**(4,983,552)**
Net decrease	**(1,347,712)**
Net assets available for benefits at beginning of year	**17,954,081**
Net assets available for benefits at end of year	**$ 16,606,369**

See notes to financial statements.

Allegiant Bancorp, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Year Ended December 31, 2004

1. Plan Description

The following description of Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all employees of Allegiant Bancorp, Inc. (Company) who have reached age 21 and have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All administrative expenses of the Plan are paid by the Plan sponsor.

Effective April 9, 2004, National City Corporation (NCC) acquired the Company and assumed sponsorship of the Plan. Under the terms of the merger agreement, employees participating in the Plan continued to participate in the Plan throughout 2004. Pursuant to the merger agreement, all Company common stock held by the Plan was exchanged for NCC common stock at an exchange rate of 0.833 share of National City Corporation stock for each share of Allegiant stock. During the 2005 plan year, NCC intends to merge the Plan into the National City Savings and Investment Plan.

During 2004, employees could elect to contribute up to 20% of their eligible compensation, as defined. The Company matched 75% of employees' contributions up to a maximum of 6% of pretax compensation. All Company contributions were discretionary. All employer contributions were initially invested in Company common stock, but could be immediately redirected by participants. Subsequent to the acquisition, matching contributions were made in cash. All contributions were subject to applicable limitations.

Individual accounts are maintained for each participant in the Plan. In addition to participants' contributions, each participant's account was credited with the Company's matching contribution and plan earnings. Investment earnings are allocated daily to each participant by investment fund based on that participant's share of total investments.

Participants are entitled to the benefit that can be provided from the vested portion of the participants' accounts. Participants are immediately vested in their contributions and the related earnings thereon. Vesting in the Company's matching contribution portion of their accounts was based on years of service, as defined, with participants being 20% vested for each year of service (100% vested after five years of service). The Plan was amended to allow all participants who were employed by the Company as of April 9, 2004 to become fully vested.

1. Plan Description (continued)

Participants, while employed, may elect to withdraw all or a portion of their vested account balance upon attainment of age 59-1/2 or sooner or if they experience a financial hardship, as defined in the Plan, subject to Internal Revenue Code (Code) limitations and possible penalties.

Upon termination of service, a participant or the participant's beneficiary may elect to receive his or her vested account balance in the form of a lump-sum distribution or installments.

Participants, while employed, may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to five years, with the exception of a loan taken for a personal residence that may exceed five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates ranged from 5% to 15% in both 2004 and 2003.

Upon enrollment in the Plan, a participant could direct employee contributions in any of the investment options offered by the Plan, which include trusteed mutual funds and employer stock. All investments are participant-directed. Participants may change their investment options as often as they choose by directly contacting the Plan trustee.

2. Significant Accounting Policies

The financial statements of the Plan are presented on the accrual basis.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan's investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

2. Significant Accounting Policies (continued)

Shares of employer common stock are valued at the closing bid price on the last business day of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits are recorded when paid.

3. Investments

The fair values of investments representing more than 5% of assets held by the Plan are as follows:

Description	December 31 2004	2003
Dryden Government Securities Trust-Money Market	**$ 920,937**	$ 1,669,591
Dryden Stock Index Fund	**1,336,586**	1,649,794
Oppenheimer Quest Opportunity Value Fund	**881,693**	1,003,737
Allegiant Bancorp, Inc. Common Stock	–	10,762,691
National City Corporation Common Stock	**10,754,778**	–

During 2004, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	Net Appreciation in Fair Value of Investments
Mutual funds	**$ 433,903**
Common stock	**1,189,002**
	$ 1,622,905

During 2004, dividends earned on Allegiant Bancorp, Inc. stock and National City Corporation stock included in plan assets amounted to $34,139 and $316,293, respectively.

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

5. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Allegiant Bancorp, Inc.
401(k) Profit Sharing Plan

EIN #34-1111088 Plan #201

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2004

Identity of Issuer, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
* Dryden Government Securities Trust – Money Market	920,937 shares	$ 920,937
* Dryden Government Income Fund	49,629 shares	451,124
* Dryden Stock Index Fund	49,577 shares	1,336,586
AIM International Equity Fund	17,436 shares	350,989
* Jennison Growth Fund	15,473 shares	219,876
* Jennison U.S. Emerging Growth Fund	25,123 shares	429,853
Oppenheimer Quest Opportunity Value Fund	27,297 shares	881,693
Davis NY Venture Fund	13,649 shares	418,875
Fidelity Adv. Growth and Income Fund	27,009 shares	448,352
Scudder Technology Fund	12,980 shares	146,025
* National City Corporation Common Stock	286,412 shares of common	10,754,778
* Participant loans	At interest rates ranging from 5% to 15%	247,044
		$16,606,132

* Indicates party in interest to the Plan.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-114370) pertaining to the Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan and Trust of our report dated June 10, 2005, with respect to the financial statements and schedule of the Allegiant Bancorp, Inc. 401(k) Profit Sharing Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Cleveland, Ohio
June 15, 2005